SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For May 2014
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2014, incorporated by reference herein:
Exhibit
99.1 Release dated May 14, 2014, entitled “REPORT TO SHAREHOLDERS FOR THE THIRD
QUARTER AND NINE MONTHS ENDED 31 MARCH 2014.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: May 14, 2014
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

REVIEW OF OPERATIONS
Group
Quarter
Mar 2014
Quarter
Dec 2013
%
change
Quarter
Mar 2013
9 months to
31 Mar 2014
9 months to
31 Mar 2013
%
change
Gold production
oz
30 126
35 043 (14) 35 976
98 766
110 822 (11)
kg
937
1 090 (14) 1 119
3 072
3 447 (11)
Gold sold
oz
30 126
35 043 (14) 35 976
101 563
112 912 (10)
kg
937
1 090 (14) 1 119
3 159
3 512 (10)
Cash operating costs
US$ per oz
1 185
1 013 17 1 111
1 117
1 091 2
ZAR per kg
413 562
330 585 25 319 065
370 470
302 405 23
All-in sustaining costs
US$ per oz
1 327
1 150 15 1 353
1 276
1 319 (3)
ZAR per kg
463 823
375 246 24 388 543
423 254
365 538 16
Average gold price received
US$ per oz
1 298
1 267 2 1 647
1 300
1 683 (23)
ZAR per kg
456 161
413 359 10 474 482
431 159
466 506 (8)
Operating proﬁt
ZAR million
51.3
84.1 (39) 170.7
207.4
583.1 (64)
Cash operating margin
%
9
20 (53) 33
14
35 (60)
All-in sustaining costs margin
%
(2)
9 (118) 18
2
22 (92)
EBITDA
ZAR million
16.0
46.3 (65) 114.7
89.9
401.3 (78)
Headline (loss)/earnings
ZAR million
(24.7)
0.9 * 55.0
(36.3)
225.2 (116)
ZAR cents per share
(7)
– * 14
(10)
59 (116)
(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
Interest rate issuer: DRDI
ISIN: ZAE 000058723
Issuer code:DUSM
NYSE trading symbol: DRD
(“DRDGOLD” or “the company”)
SHAREHOLDERS INFORMATION
Issued capital
385 383 767 ordinary no par value shares
6 155 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 831 995
REPORT TO SHAREHOLDERS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2014
GROUP RESULTS: KEY FEATURES
•
Gold production through March down 11% (for nine months FY2014 v FY2013)
•
US$/oz All-in sustaining costs through March down 3% (for nine months
FY2014 v FY2013)
•
Cash balance up R8m to R207m (Q3 FY2014 v Q2 FY2014)

2 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2014
STOCK TRADED
JSE
NYSE*
Average volume for the
quarter per day ('000) 579 1 282
% of issued stock traded
(annualised) 39 87
Price • High R 4.80 $ 0.446
• Low R 3.70 $ 0.362
• Close R 3.96 $ 0.373
* This data represents per share data and not ADS data –
one ADS reﬂects 10 ordinary shares
MARKET CAPITALISATION
As at 31 Mar 2014 (ZARm) 1 526.1 As at 31 Dec 2013 (ZARm) 1 441.3
As at 31 Mar 2014 (US$m) 143.7 As at 31 Dec 2013 (US$m) 142.2
DEAR
SHAREHOLDER
We reported in February that we poured our ﬁrst gold from the new
ﬂotation/ﬁne-grind circuit (the “FFG”) and the high grade, carbon-in-pulp section, (the “High Grade Section”) in January. Following this, we managed to ramp up the entire new section to full capacity. Both components of the FFG, the ﬂotation plant and the ultra-ﬁne-grind mills performed satisfactorily and achieved levels of efﬁciency that were in line with project expectations.
From the outset, however, gold recovery was much lower than planned in the new High Grade Section. In the established Low Grade Section –
which treats both the ﬂoat and high grade tail – recoveries also dropped off signiﬁcantly.
Although we managed to free up more previously inert gold through the
FFG and achieved a drop in washed residue grades that were in line with project design, gold remained in solution, dissolved losses surged and gold production dropped to a low in the month of March.
The higher gold price, a favourable swing in working capital and reduced capex enabled us to grow our cash balance slightly in spite of a drop in production. However, the drop in gold recovery prompted us to suspend the
FFG and High Grade Section early in April, and to restore the established Low
Grade Section to steady state in order to isolate the cause(s) of the erratic metallurgical performance.
We also decided, during this “time out” of the High Grade Section, to make a number of small engineering upgrades to the new circuit.
These are counter-measures to the risks that became apparent during commissioning. The ﬂoat cells and the thickeners have proven very sensitive to electricity supply dips, surges and trip-outs. We will address this prior to re-starting in order to reduce our vulnerability to erratic power supply.
To identify the cause of the drop in metallurgical performance we are, among other things, studying the potential knock-on effect of reagents in the ﬂotation circuit, the impact of the erratic operation of the set of thickeners that receive and increase the densities of the ﬂoat-tail, and revisiting our carbon management regime. We are able to isolate and study each component of the new plant and can do so without impacting the
Low Grade Section. We are also able to avoid most of the costs associated with the FFG and High Grade Section during this time.
Based on the historical performance of the Low Grade Section and the trends it displayed following the suspension of the FFG, we know that it is predictable and stable if left undisturbed. Also, we saw in the FFG a circuit that achieves the target parameters of the project, namely to liberate an additional 0.03g/t of gold from the estimated 1.8 million tonnes (t) of slurry that ﬂow through the plant every month. Now our focus is to realign our metallurgical process to take full advantage of the upside the FFG promises without compromising the performance of the Low Grade Section.
In the short time since our decision to temporarily suspend the FFG, we have seen a recovery in production and cash ﬂows. Gold production in April is up 21% month on month, and we reversed the negative all-in cash ﬂows of March.
Q3 FY2014 v Q2 FY2014
Operating review
Gold produced and sold quarter on quarter was 14% lower at 30 126oz.
While throughput was only marginally lower at 5 823 000t (5 856 000t) in spite of incessant rains and associated power supply issues during February and early March, the average yield was 13% down at 0.161g/t.
Lower gold production led to a 25% increase in cash operating unit costs to R413 562/kg. All-in sustaining costs were 24% higher at R463 823/kg.
Capital expenditure was 51% lower due to the completion of the FFG circuit. This is one of the main reasons why the treasury balance improved by approximately 3%, quarter on quarter.
Financial review
Revenue was down 5% at R427.4 million, the effect of lower gold production and sales somewhat offset by a 10% increase in the average
Rand gold price received to R456 161/kg.
Operating proﬁt was 39% lower at R51.3 million after accounting for a 3%
rise in net operating costs to R376.1 million. The cash operating margin weakened to 9% from 20%, and the all-in sustaining costs margin was -2%
compared with 9% in the previous quarter.
Earnings before interest, taxes, depreciation and amortisation (“EBITDA”)
were down from R46.3 million to R16.0 million, and a headline loss of seven ZAR cents per share was recorded compared with zero ZAR cents per share in the previous quarter.
Cash and cash equivalents rose from R199 million to R207 million.
For the nine months FY2014 v FY2013
Operating and ﬁnancial parameters for these periods are not directly comparable as those for the ﬁrst nine months of FY2014 reﬂect the impact of commissioning of the High Grade Section and the subsequent challenges encountered, as detailed previously and above.
Operating review
While throughput in the ﬁrst nine months of FY2014 was 2% up at
17 777 000t, the average yield was down 13% to 0.173g/t, resulting in gold production declining by 11% to 98 766oz.
Cash operating costs rose by 23% to R370 470/kg, and all-in sustaining costs by 16% to R423 254/kg.
Capital expenditure was 51% lower at R139.9 million mainly due to the completion of the FFG circuit.
Financial review
Revenue was down 17% from R1 638.4 million due to lower gold production and a drop in sales of 10% from 112 912oz, together with an 8% decline in the average Rand gold price received for the period to R431 159/kg.
After accounting for net operating costs – 9% higher at R1 154.6 million
– operating proﬁt was 64% lower at R207.4 million. The cash operating margin declined from 35% to 14% and the all-in sustaining costs margin from 22% to 2%.
EBITDA declined from R401.3 million to R89.9 million and a headline loss of 10 ZAR cents per share was recorded compared with earnings of 59 ZAR cents per share.
CORPORATE
The appointment of Mr Johan Holtzhausen – a chartered accountant with more than 42 years’ experience – to the Board of Directors as an independent non-executive director was announced after the end of the period under review.

The condensed consolidated interim ﬁnancial statements are prepared in accordance with the recognition and measurement principles of International
Financial Reporting Standards (“IFRS”) and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim
Financial Reporting applied to interim reporting and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and
Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council. The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual ﬁnancial statements for the year ended 30 June 2013, except for the adoption of applicable revised and/or new standards issued by the International Accounting Board.
CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
Quarter
Mar 2014
Rm
Unaudited
Quarter
Dec 2013
Rm
Unaudited
Quarter
Mar 2013
Rm
Unaudited
9 months to
31 Mar 2014
Rm
Unaudited
9 months to
31 Mar 2013
Rm
Unaudited
Gold and silver revenue
427.4
450.6 531.0
1 362.0
1 638.4
Net operating costs
(376.1)
(366.5) (360.3)
(1 154.6)
(1 055.3)
Cash operating costs
(387.5)
(360.4) (357.0)
(1 138.1)
(1 042.4)
Movement in gold in process
11.4
(6.1) (3.3)
(16.5)
(12.9)
Operating proﬁt
51.3
84.1 170.7
207.4
583.1
Depreciation
(47.9)
(36.8) (34.7)
(121.1)
(102.8)
Movement in provision for environmental rehabilitation
(2.6)
(1.6) (19.1)
(8.2)
(45.3)
Environmental rehabilitation costs
(7.8)
(10.8) (11.5)
(29.3)
(41.2)
Retrenchment costs
(3.3)
– –
(5.7)
(0.6)
Care-and-maintenance costs
(3.7)
(3.6) (5.7)
(12.4)
(21.2)
Other operating expenses
(2.6)
(2.5) (5.1)
(3.2)
(7.6)
Gross (loss)/proﬁt from operating activities
(16.6)
28.8 94.6
27.5
364.4
Impairments
–
(4.5) –
(5.3)
–
Corporate and administration expenses
(14.2)
(19.3) (21.8)
(56.8)
(73.8)
Share-based payments
(1.1)
– (1.4)
(1.9)
(3.3)
Proﬁt on disposal of assets
–
– 8.6
–
11.2
Net ﬁnance (expense)/income
(8.6)
(5.4) 13.3
(20.0)
47.9
(Loss)/proﬁt before taxation
(40.5)
(0.4) 93.3
(56.5)
346.4
Taxation
4.5
(5.5) (12.4)
(5.6)
(48.2)
Net (loss)/proﬁt after taxation
(36.0)
(5.9) 80.9
(62.1)
298.2
Attributable to:
Equity owners of the parent
(24.7)
(3.6) 62.1
(41.6)
233.7
Non-controlling interest
(11.3)
(2.3) 18.8
(20.5)
64.5
(36.0)
(5.9) 80.9
(62.1)
298.2
Other comprehensive income
Foreign exchange translation and other
–
(0.3) 1.3
0.2
6.7
Net gain on an available-for-sale ﬁnancial asset
–
– –
–
0.3
Fair-value adjustment on available-for-sale investments
3.8
– –
3.8
–
Mark-to-market of available-for-sale investments
–
– (10.6)
–
(43.3)
Total comprehensive income for the period
(32.2)
(6.2) 71.6
(58.1)
261.9
Attributable to:
Equity owners of the parent
(20.9)
(3.9) 52.8
(37.6)
197.4
Non-controlling interest
(11.3)
(2.3)
18.8
(20.5)
64.5
(32.2)
(6.2)
71.6
(58.1)
261.9
Reconciliation of headline earnings
Net (loss)/proﬁt
(24.7)
(3.6) 62.1
(41.6)
233.7
Adjusted for:
– Impairments
–
4.5 –
5.3
–
– Proﬁt on disposal of assets
–
– (8.6)
–
(11.2)
– Non-controlling interest in headline earnings adjustment
–
– 0.9
–
1.6
– Taxation thereon
–
–
0.6
–
1.1
Headline (loss)/earnings
(24.7)
0.9
55.0
(36.3)
225.2
Headline (loss)/earnings per share – cents
(7)
– 14
(10)
59
Basic (loss)/earnings per share – cents
(7)
– 17
(11)
62
Diluted headline (loss)/earnings per share – cents
(7)
–
14
(10)
59
Diluted basic (loss)/earnings per share – cents
(7)
(1)
16
(11)
61
Calculated on the weighted average ordinary shares issued of :
379 228 208 379 203 751
379 178 208
379 203 208
379 178 208
LOOKING AHEAD
Twelve months ago, when our Ergo plant consisted only of the Low Grade
Section and when the gold price was U$1 683/oz, our market capitalisation was almost twice what it is today.
Now, by suspending the High Grade Section, we have returned the business to a condition similar to that of a year ago with a Rand gold price that is still very favourable. Notwithstanding the events of the quarter under review, we remain ﬁrmly of the view that the difﬁcult part of the project is behind us. The ﬂotation circuit and the mills work, and our theory that we can isolate the gold-bearing pyrites, and grind them down to liberate the gold they shield, has been proven in practice.
Our focus and efforts, therefore, remain to ﬁnd a way to take advantage of this technology without compromising the “bread-and-butter” part of the operations. We said in our announcement to the market early in April that we thought this might take three to four months to complete. Due to the fact that the Low Grade Section is essentially back to stable state, and because of the very high conﬁdence threshold that we are demanding before we will again expose the Low Grade Section to the FFG and High
Grade Section process, we have decided that, rather than work towards a date, we will work towards an outcome.
Niël Pretorius
Chief executive ofﬁcer

4 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2014
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at
31 Mar 2014
Rm
As at
30 Dec 2013
Rm
As at
31 Mar 2013
Rm
Notes
Unaudited
Unaudited
Restated
Unaudited
Assets
Non-current assets
2 095.8
2 107.8 2 181.5
Property, plant and equipment
1 778.6
1 796.6 1 793.1
Investment in joint arrangements 1
0.3
0.3 46.5
Non-current investments and other assets
128.9
125.1 141.0
Environmental rehabilitation trust funds and investments
186.5
184.6 181.8
Deferred tax asset
1.5
1.2 19.1
Current assets
461.3
451.0 656.6
Inventories
141.3
122.3 111.1
Trade and other receivables
113.3
129.3 135.7
Cash and cash equivalents 2
206.7
199.4 409.8
Total assets
2 557.1
2 558.8 2 838.1
Equity and liabilities
Equity
1 533.8
1 566.5 1 765.8
Equity of the owners of the parent
1 333.0
1 354.4 1 474.6
Non-controlling interest
200.8
212.1 291.2
Non-current liabilities
736.3
731.1 810.0
Loans and borrowings 3
75.5
75.5 145.7
Post-retirement and other employee beneﬁts
9.9
8.8 6.2
Provision for environmental rehabilitation
551.5
540.4 546.1
Deferred tax liability
99.4
106.4 112.0
Current liabilities
287.0
261.2 262.3
Trade and other payables
214.5
188.8 238.3
Loans and borrowings 3
72.5
72.4 24.0
Total equity and liabilities
2 557.1
2 558.8 2 838.1
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Quarter
Mar 2014
Rm
Unaudited
Quarter
Dec 2013
Rm
Unaudited
Quarter
Mar 2013
Rm
Unaudited
9 months to
31 Mar 2014
Rm
Unaudited
9 months to
31 Mar 2013
Rm
Unaudited
Balance at the beginning of the period
1 566.5
1 575.7 1 755.2
1 648.3
1 633.9
Share capital issued
(0.6)
(0.4) (0.2)
(1.0)
(0.2)
– for costs
(0.6)
(0.4) (0.2)
(1.0)
(0.2)
Increase in share-based payment reserve
0.1
0.1 0.3
0.4
0.9
Net (loss)/proﬁt attributable to equity owners of the parent
(24.7)
(3.6) 62.1
(41.6)
233.7
Net (loss)/proﬁt attributable to non-controlling interest
(11.3)
(2.3) 18.8
(20.5)
64.5
Dividends paid on ordinary share capital
–
– (53.1)
(53.1)
(91.0)
Dividends paid to non-controlling interest
–
– (8.1)
–
(15.7)
Fair-value adjustment on available-for-sale investments
3.8
– (10.6)
3.8
(43.3)
Share Option Scheme buy-out
–
(2.7) –
(2.7)
(24.1)
Other comprehensive income
–
(0.3) 1.4
0.2
7.1
Balance at the end of the period
1 533.8
1 566.5 1 765.8
1 533.8
1 765.8

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
Quarter
Mar 2014
Rm
Unaudited
Quarter
Dec 2013
Rm
Unaudited
Quarter
Mar 2013
Rm
Unaudited
9 months to
31 Mar 2014
Rm
Unaudited
9 months to
31 Mar 2013
Rm
Restated
Unaudited
Net cash inﬂow from operations
39.3
10.9 179.2
61.4
424.3
Net cash outﬂow from investing activities
(31.4)
(66.0) (108.0)
(154.5)
(319.8)
Net cash (out)/inﬂow from ﬁnancing activities
(0.6)
(76.3) (59.8)
(76.9)
6.8
Loans and other
(0.6)
(20.5) (1.0)
(21.1)
109.9
Treasury shares/share options acquired
–
(2.7) –
(2.7)
–
Dividends paid to owners of the parent
–
(53.1) (52.5)
(53.1)
(91.0)
Dividends paid to non-controlling interest holders
–
– (6.3)
–
(12.1)
Increase/(decrease) in cash and cash equivalents
7.3
(131.4) 11.4
(170.0)
111.3
Opening cash and cash equivalents
199.4
330.8 398.4
376.7
298.5
Closing cash and cash equivalents
206.7
199.4 409.8
206.7
409.8
Reconciliation of net cash inﬂow from operations
(Loss)/proﬁt before taxation
(40.5)
(0.4) 93.3
(56.5)
346.4
Adjusted for:
Movement in gold in process
(11.4)
6.1 3.3
16.5
12.9
Depreciation and impairment
47.9
41.3 34.7
126.4
102.8
Movement in provision for environmental rehabilitation
2.6
1.6 19.1
8.2
45.3
Share-based payments
1.1
– 1.4
1.9
3.3
Proﬁt on disposal of assets
–
– (8.6)
–
(11.2)
Finance expense and unwinding of provisions
9.2
9.1 0.2
27.5
1.6
Growth in environmental trust funds
(1.2)
(1.1) (1.4)
(3.4)
(4.2)
Other non-cash items
(1.3)
(4.8) (2.2)
(5.0)
(7.5)
Taxation paid
–
(2.0) –
(2.0)
10.0
Working capital changes
32.9
(38.9) 39.4
(52.2)
(75.1)
Net cash inﬂow from operations
39.3
10.9 179.2
61.4
424.3
NOTES TO THE FINANCIAL STATEMENTS
1. Changes in accounting policies
The Group has adopted the new standard IFRS11 – Joint Arrangements. The Group previously applied proportionate consolidation for investment in joint arrangements and has now applied equity accounting from 1 July 2013.
2. Cash and cash equivalents
Included in cash and cash equivalents is restricted cash of R18.9 million.
3. Loans and borrowings
Included in loans and borrowings is a Domestic Medium Term Note Programme (“DMTN Programme”) under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012.
The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate (JIBAR) rate (currently 5.725%) plus a margin ranging from 4% to 5% per annum.

6 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2014
ERGO KEY OPERATING AND FINANCIAL RESULTS (unaudited)
Ore milled (’000t) (metric) (imperial)
Mar 2014 Qtr
5 823
6 418
Dec 2013 Qtr
5 856
6 454
Mar 2014 Ytd
17 777
19 593
Yield (g/t) (oz/t) (metric) (imperial)
Mar 2014 Qtr
0.161
0.005
Dec 2013 Qtr
0.186
0.005
Mar 2014 Ytd
0.173
0.005
Gold produced (kg) (oz) (metric) (imperial)
Mar 2014 Qtr
937
30 126
Dec 2013 Qtr
1 090
35 043
Mar 2014 Ytd
3 072
98 766
Cash operating costs (ZAR/kg) (US$/oz)
Mar 2014 Qtr
413 562
1 185
Dec 2013 Qtr
330 585
1 013
Mar 2014 Ytd
370 470
1 117
Cash operating costs (ZAR/t) (US$/t)
Mar 2014 Qtr
67
6
Dec 2013 Qtr
62
6
Mar 2014 Ytd
64
6
Gold and silver revenue (ZAR million) (US$ million)
Mar 2014 Qtr
427.4
39.1
Dec 2013 Qtr
450.6
44.4
Mar 2014 Ytd
1 362.0
132.0
Operating proﬁt (ZAR million) (US$ million)
Mar 2014 Qtr
51.3
4.6
Dec 2013 Qtr
84.1
8.3
Mar 2014 Ytd
207.4
20.1
Loss before taxation (ZAR million)(US$ million)*
Mar 2014 Qtr
(50.2)
(4.8)
Dec 2013 Qtr
(5.6)
(0.5)
Mar 2014 Ytd
(79.7)
(7.7)
Capital expenditure (ZAR million) (US$ million)
Mar 2014 Qtr
28.8
2.5
Dec 2013 Qtr
55.5
5.5
Mar 2014 Ytd
136.6
13.2
* Note – The difference between the loss before tax on the statement of proﬁt or loss and other comprehensive income relates to corporate head ofﬁce and all other.

GROUP KEY OPERATING AND FINANCIAL RESULTS (unaudited)
R million unless otherwise stated
Net operating costs
Mar 2014 Qtr
376.1
Dec 2013 Qtr 366.5
Mar 2014 Ytd 1 154.6
Corporate, administration and other expenses
Mar 2014 Qtr
17.9
Dec 2013 Qtr 21.8
Mar 2014 Ytd 61.9
Rehabilitation and remediation (accretion and amortisation)
Mar 2014 Qtr
11.8
Dec 2013 Qtr 10.7
Mar 2014 Ytd 35.7
Capital expenditure (sustaining)
Mar 2014 Qtr
28.6
Dec 2013 Qtr 10.1
Mar 2014 Ytd 47.9
All-in sustaining costs*
Mar 2014 Qtr
434.4
Dec 2013 Qtr 409.1
Mar 2014 Ytd 1 300.1
Retrenchment costs
Mar 2014 Qtr
3.3
Dec 2013 Qtr –
Mar 2014 Ytd 5.7
Rehabilitation and remediation (not related to current operations)
Mar 2014 Qtr
7.8
Dec 2013 Qtr 10.8
Mar 2014 Ytd 29.3
Care-and-maintenance costs
Mar 2014 Qtr
3.7
Dec 2013 Qtr 3.6
Mar 2014 Ytd 12.4
Capital expenditure (non-sustaining)
Mar 2014 Qtr
0.1
Dec 2013 Qtr 48.1
Mar 2014 Ytd 92.0
All-in costs*
Mar 2014 Qtr
449.3
Dec 2013 Qtr 471.6
Mar 2014 Ytd 1 439.5
All-in sustaining costs (R/kg)
Mar 2014 Qtr
463 823
Dec 2013 Qtr 375 246
Mar 2014 Ytd 423 254
All-in sustaining costs (US$/oz)
Mar 2014 Qtr
1 327
Dec 2013 Qtr 1 150
Mar 2014 Ytd 1 276
All-in costs (R/kg)
Mar 2014 Qtr
479 637
Dec 2013 Qtr 432 576
Mar 2014 Ytd 468 614
All-in costs (US$/oz)
Mar 2014 Qtr
1 365
Dec 2013 Qtr 1 325
Mar 2014 Ytd 1 413
* All-in cost deﬁnitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief executive ofﬁcer)
FD van der Westhuizen (Chief ﬁnancial ofﬁcer)
Independent non-executives: GC Campbell* (Non-executive chairman)
JA Holtzhausen,
RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu
FOR FURTHER INFORMATION. CONTACT NIËL PRETORIUS AT:
Tel:(+27) (0) 11 470 2600 • Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com • Quadrum Ofﬁce Park • Building 1
50 Constantia Boulevard • Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg • 1700 • South Africa
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended
30 June 2013, which we ﬁled with the United States Securities and Exchange Commission on 25 October 2013 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events.
Any forward-looking statement included in this report has not been reviewed and reported on by DRDGOLD’s auditors.
8 DRDGOLD LIMITED REPORT TO SHAREHOLDERS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 31 MARCH 2014